Exhibit 7.1

CALCULATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	For the year ended
	2010	2009(2)	2008(2)	2007	2006
	(in millions of euro except ratios)

Excluding interest on deposits(1)
Operating profit before taxes	425	(4,847)	(16,101)	(1,078)	2,260
Add: fixed charges	497	1,241	3,964	6,392	6,792
Earnings before taxes and fixed charges	922	(3,606)	(12,137)	5,314	9,052

Fixed charges	497	1,241	3,964	6,392	6,792

Ratio of earnings to fixed charges	1.86	(2.91)	(3.06)	0.83	1.33

Including interest on deposits(1)
Fixed charges as above	497	1,241	3,964	6,392	6,792
Add: interest on deposits	1,137	1,688	6,294	7,418	8,325
Total fixed charges and interest on deposits	1,634	2,929	10,258	13,810	15,117

Earnings before taxes and fixed charges	922	(3,606)	(12,137)	5,314	9,052
Add: interest on deposits	1,137	1,688	6,294	7,418	8,325
Earnings before taxes and fixed charges and interest on deposits	2,059	(1,918)	(5,843)	12,732	17,377

Ratio of earnings to fixed charges	1.26	(0.65)	(0.57)	0.92	1.15

The income statement figures of 2009, 2008 and 2007 have been restated for the classification of the Dutch State acquired businesses as discontinued operations in 2010. The 2006 figures have not been restated for discontinued operations arising in 2010. As a result the applicable ratios throughout the years are not comparable.

(1)	Deposits include Banks and Total customer accounts.
(2)
The earnings for the years ended December 31, 2009 and 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.  The coverage deficiencies for total fixed charges excluding interest on deposits for the years ended December 31, 2009 and 2008 were €4,847 and €16,101, respectively.  The coverage deficiencies for total fixed charges including interest on deposits for the years ended December 31, 2009 and 2008 were €4,847 and €16,101, respectively.